

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
January 26, 2017

John S. Koudounis
Chief Executive Officer
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563

> **Re: Calamos Asset Management, Inc.**
> **Schedule 13E-3**
> **Filed January 18, 2017 by Calamos Partners LLC, et al.**
> **File No. 005-80145**
> **Schedule TO-T**
> **Filed January 18, 2017 by Calamos Partners LLC, et al.**
> **File No. 005-80145**

Dear Mr. Koudounis:

We have reviewed the above-captioned filings, and have the following comments. Please respond to this letter by providing the requested information to us. If you do not believe our comments apply to your facts and circumstances, please advise us why in your response.

After reviewing any information you provide in your response to these comments, including any amendments to the above-captioned filings, we may have additional comments.

Schedule 13E-3 | Rule 13e-3 Transaction Statement

1. Rule 13e-3(e)(1)(ii) specifies that the information required by Item 9 of Schedule 13E-3 must be included within the forepart of the "disclosure document." The disclosure prompted by Item 9 of Schedule 13E-3 and corresponding Item 1015(c) of Regulation M-A, however, only exists within Schedule 13E-3 and not the "disclosure document." Please revise to comply fully with Rule 13e-3(e)(1)(ii), or advise.

Item 5: Past Contracts, Transactions, Negotiations and Agreements

2. General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not any agreements involving any of the securities of Calamos Asset Management exist within the meaning of and as described in Item 1005(e) of Regulation M-A. Please revise the disclosure under Item 5 or advise us why no disclosure appears to have been provided.

Item 7: Purposes, Alternatives, Reasons and Effects

3. Advise us, with a view toward revised disclosure, why strategic alternatives other than maintain the status quo appear not to have been described as well as the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

4. Revise to indicate explicitly, if true, that the bidders will become the direct beneficiaries of the cost savings associated with Calamos' no longer having to comply with the federal securities laws. Please quantify the estimated annual compliance cost savings, to the extent practicable, and state that such savings will be realized on an annual, recurring basis. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

5. It appears as though Calamos has suffered net operating losses in each of the last two years. Please specify the constituency, if any, expected to become the beneficiary of Calamos' future use of any net operating loss carryforwards. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Item 8: Fairness of the Transaction

6. General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not the transaction was structured so that approval of at least a majority of unaffiliated security holders is required. Please revise or advise. Refer also to Item 1014(c) of Regulation M-A.

Item 13. Financial Statements

7. Advise us, with a view toward revised disclosure, how the bidders complied with Item 1010(c)(2) to Item 1010(c)(4). This disclosure is required pursuant to Instruction 1 to Item 13 of Schedule 13E-3 to the extent the information required by Item 1010(a) is being incorporated by reference and not delivered to security holders. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the tender offer context but nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Schedule TO-T

Item 10. Financial Statements.

8. The disclosure indicates that the transaction is not subject to a financing condition. This representation is then qualified, however, by the statement that "the Offeror will not be required to consummate the Offer and the Merger unless either the financing commitment available to Parent has been extended or substituted or the failure to obtain such extension or substitution is the result of a breach by Parent or the Offeror under the Merger Agreement." Advise us, with a view toward revised disclosure, why this qualification does not contradict the representation that the transaction is not subject to a financing condition.

Exhibit 99(a)(1)(i) | Offer to Purchase

9. Under the heading titled, "Important," refer to the statement in bold typeface that explains in relevant part that "[if] the Offeror cannot comply with the state statute, the Offeror will not make the Offer to, nor will the Offeror accept tenders from or on behalf of, the holders of Shares in that state." Please revise this statement to remove the implication that the bidders intend to violate Rule 14d-10(a)(1) under the circumstances described in the balance of the disclosure in that paragraph. While Rule 14d-10, by its terms, does not compel the bidders to make the tender offer in all foreign and domestic jurisdictions, it prohibits, with little exception, the exclusion of security holders in the class from being able to participate in the tender offer. In addition, please make conforming changes elsewhere in the document.

Determination of Validity, page 35

10. The bidders represent that all questions as to the form, eligibility and validity of a withdrawal notice will be determined in its sole discretion and "final and binding." Revise to remove the implication that security holders may not challenge the bidders' determinations in a court of competent jurisdiction. In addition, please make conforming changes to the disclosure throughout the Offer to Purchase to any extent needed.

Conditions of the Offer, page 46

11. The disclosure indicates the conditions may be asserted or waived at any time and the failure by Parent or Offeror to exercise any of the conditions shall not be deemed a waiver of any such right. To the extent an offer condition is triggered, and such conditions is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

     We remind you that each of the filing persons and their respective managements are responsible for the accuracy and adequacy of the disclosures within the filings each has made notwithstanding any review, comments, action or absence of action by the staff.

     You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Peter G. Smith, Esq.